Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333- 170406 and
Supplement dated February 2, 2012)	333-170406-01 through 333-170406-12

$1,000,000,000 5.625% Senior Notes due 2022

Term Sheet

February 2, 2012

Issuer:	Limited Brands, Inc.

Offering Size:	$1,000,000,000 aggregate principal amount

Title of Securities:	5.625% Senior Notes due 2022

Maturity:	February 15, 2022

Offering Price:	100.000%

Coupon	5.625%

Yield to Maturity:	5.625%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2012

Record Dates:	February 1 and August 1

Optional Redemption:	Make-whole call at T+50 bps at any time.

Equity Clawback:	Up to 35% at 105.625% prior to February 15, 2015.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Senior Co-Managers:	Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. KeyBanc Capital Markets Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

Trade Date:	February 2, 2012

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Settlement Date:	February 7, 2012 (T+3)

Distribution:	Registered Offering

Net Proceeds: Other Changes:

We estimate that the net proceeds of this offering, after deducting underwriting discounts and commission and estimated offering expenses from the sale of the notes will be approximately $985 million.

No 2024 Notes are being issued as part of the offering. After giving effect to this offering, as of October 29, 2011 we would have had cash and cash equivalents of $1,483 million and total debt of $4,536 million. All information presented in the preliminary prospectus supplement on an “as adjusted” basis for the offering is amended to reflect the foregoing.

CUSIP Number:	532716 AU1

ISIN Number:	US532716AU19

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	800-294-1322 (toll free)

J.P. Morgan Securities LLC	212-270-3994 (call collect)

Citigroup Global Markets Inc.	212-723-6020 (call collect)

The information in this communication supplements the information in the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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